Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended   31-Aug-2025

Amounts in USD

Dates

Collection Period No.	20			
Collection Period (from... to)	1-Aug-2025	31-Aug-2025		
Determination Date	11-Sep-2025			
Record Date	12-Sep-2025			
Distribution Date	15-Sep-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2025	15-Sep-2025	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2025	15-Sep-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	15,868,136.15	1,751,573.25	14,116,562.90	57.736454	0.007164
Class A-2B Notes	244,500,000.00	15,868,136.15	1,751,573.25	14,116,562.90	57.736454	0.007164
Class A-3 Notes	476,600,000.00	476,600,000.00	476,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**606,346,272.30**	**578,113,146.50**	**28,233,125.80**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	641,200,439.33	612,967,313.53			
Yield Supplement Overcollateralization Amount	65,292,162.27	29,900,228.92	28,539,084.31			
Pool Balance	**1,459,458,843.36**	**671,100,668.25**	**641,506,397.84**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	66,910.64	0.273663	14,183,473.54	58.010117
Class A-2B Notes	4.712700%	64,395.41	0.263376	14,180,958.31	57.999829
Class A-3 Notes	4.800000%	1,906,400.00	4.000000	1,906,400.00	4.000000
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$2,428,929.30**		**$30,662,055.10**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	27,511,569.90	(1) Total Servicing Fee	559,250.56
Interest Collections	4,385,332.80	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	756,752.94	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	1,214,460.13	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	2,428,929.30
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	121,050.17	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**33,989,165.94**	(6) Regular Principal Distributable Amount	28,233,125.80
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**33,989,165.94**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,767,860.28
		Total Distribution	**33,989,165.94**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	559,250.56	559,250.56	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,428,929.30	2,428,929.30	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	66,910.64	66,910.64	0.00
thereof on Class A-2B Notes	64,395.41	64,395.41	0.00
thereof on Class A-3 Notes	1,906,400.00	1,906,400.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,428,929.30	2,428,929.30	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,233,125.80	28,233,125.80	0.00
Aggregate Principal Distributable Amount	28,233,125.80	28,233,125.80	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,847.19
minus Net Investment Earnings	11,847.19
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,847.19
Net Investment Earnings on the Collection Account	109,202.98
Investment Earnings for the Collection Period	121,050.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	671,100,668.25	17,120
Principal Collections	15,033,640.31	
Principal Collections attributable to Full Pay-offs	12,477,929.59	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,082,700.51	
Pool Balance end of Collection Period	641,506,397.84	16,651
Pool Factor	43.96%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	8.01%
Weighted Average Number of Remaining Payments	60.69	42.11
Weighted Average Seasoning (months)	8.92	28.44

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	628,262,717.11	16,403	97.94%
31-60 Days Delinquent	10,296,300.01	192	1.61%
61-90 Days Delinquent	2,050,174.68	39	0.32%
91-120 Days Delinquent	897,206.04	17	0.14%
Total	641,506,397.84	16,651	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.459%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	2,082,700.51	46	50,017,673.41	1,107
Principal Net Liquidation Proceeds	748,178.31		17,361,696.35	
Principal Recoveries	1,161,214.47		15,630,857.98	
Principal Net Loss / (Gain)	173,307.73		17,025,119.08	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.317%
Prior Collection Period	0.337 %
Second Prior Collection Period	1.321 %
Third Prior Collection Period	1.147 %
Four Month Average	0.781%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.167%
Average Net Loss / (Gain)	15,379.51

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.